Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on March 6, 2024, that Christian Heidbreder, a PDMR, sold a total of 134,408 ordinary shares of US$0.50 each in the Company ('Shares') on March 4, 2024, March 5, 2024 and March 6, 2024 at an average price of £17.15 per share.

Following this transaction, Christian has a beneficial interest in 92,922 Shares in the Company.

Further information is provided below in accordance with the UK Market Abuse Regulation.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Christian Heidbreder
2	Reason for the notification
a)	Position/status	PDMR - Chief Scientific Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.34	21,241
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 4, 2024
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.23	56,445
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 5, 2024
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.00	56,722
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 6, 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.